CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Fixed Rate Senior Medium-Term Notes, Series G due 2018	$800,000,000	$103,040

(1)	Calculated in accordance with Rule 457 (r) under the Securities Act of 1933, as amended.

Pricing Supplement dated November 13, 2013 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$800,000,000 2.10% Senior Notes Due 2019

Trade Date: November 13, 2013

Original Issue Date: November 18, 2013

Principal Amount: $800,000,000

Net Proceeds to Issuer: $797,800,000

Price to Public: 99.875% plus accrued interest, if any, from November 18, 2013

Commission/Discount: 0.15%

Agent’s Capacity:     x     Principal Basis          Agency Basis

Maturity Date: January 15, 2019

Interest Payment Dates: Semi-annually on the 15th day of January and July of each year, commencing January 15, 2014 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 2.10% per annum

Redemption Commencement Date: December 15, 2018

Initial Redemption Percentage: 100%

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes	x No

Ratings Review: As a result of Moody’s Investors Service (“Moody’s”) and Standard & Poor’s (“S&P”) government support assumptions on certain U.S. financial institutions, The Bank of New York Mellon Corporation’s ratings by Moody’s and S&P benefit from one notch of “lift”. Similarly, The Bank of New York Mellon’s and BNY Mellon, N.A.’s ratings benefit from two notches of “lift” from Moody’s and one notch of “lift” from S&P. In separate statements in June 2013 and August 2013, both S&P and Moody’s indicated that they are reconsidering their inclusion of assumed government support in their ratings on the eight U.S. bank holding companies that they view as having high systemic importance, including The Bank of New York Mellon Corporation.

On July 2, 2013, Moody’s placed the long-term ratings of three large U.S. trust and custody banks on review for downgrade, including The Bank of New York Mellon Corporation. The short-term debt and deposit ratings for all three banks, including The Bank of New York Mellon Corporation were affirmed at both the bank and holding company levels. On September 25, 2013, Moody’s extended its review and indicated it would consider both the standalone and government support ratings on the U.S. trust and custody banks simultaneously. Moody’s indicated that the review will focus on the long-term profitability challenges facing these very highly-rated institutions, which are driven by aggressive pricing of all three banks’ core custody products and services. According to Moody’s, the review will also examine the banks’ ability to generate more revenue from custody-related services and cut costs, and consider the level of the banks’ dependence on ancillary revenues that have come under pressure. For further discussion on the impact of a credit rating downgrade, see Note 17 of the Notes to Consolidated Financial Statements in Part I, Item 1 in The Bank of New York Mellon Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. The Bank of New York Mellon Corporation anticipates that Moody’s may announce the results of its review in the short term.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Goldman, Sachs & Co.	$200,000,000
Credit Suisse Securities (USA) LLC	$200,000,000
Morgan Stanley & Co. LLC	$200,000,000
BNY Mellon Capital Markets, LLC	$80,000,000
Guggenheim Securities, LLC	$32,000,000
Raymond James & Associates, Inc.	$32,000,000
RBS Securities Inc.	$32,000,000
Cabrera Capital Markets, LLC	$8,000,000
MFR Securities, Inc.	$8,000,000
Mischler Financial Group, Inc.	$8,000,000

Total	$800,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this Pricing Supplement.

The prospectus, prospectus supplement and this pricing supplement may be used by The Bank of New York Mellon Corporation, BNY Mellon Capital Markets, LLC and any other affiliate controlled by The Bank of New York Mellon Corporation in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Bank of New York Mellon Corporation and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Bank of New York Mellon Corporation, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $190,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of The Bank of New York Mellon Corporation.